DM

S 18006131

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

| SEC FILE NUMBER |
|---|
| 8-44088 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Equity Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 N. Arlington Heights Road, Suite 100
(No. and Street)

Arlington Heights (City) IL (State) 60004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard S. Babjak 847-342-1700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

9 Parkway North, Suite 200 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Richard S. Babjak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Equity Group, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

# None

Signature

President

Title

FEBRUARY 28, 2018

Robert Finnerty

Notary Public

Official Seal
Robert K Finnerty
Notary Public State of Illinois
My Commission Expires 02/18/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**World Equity Group, Inc.**
**December 31, 2017**

**Table of Contents** **Page**

MARCUM
ACCOUNTANTS ▲ ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **World Equity Group, Inc.**

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of World Equity Group, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Marcum LLP

Deerfield, Illinois
February 28, 2018

MARCUMGROUP
MEMBER

# Financial Statements

# World Equity Group, Inc.
## Statement of Financial Condition
## December 31, 2017

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 1,140,049 |
| Receivable from and deposits with clearing broker-dealers | | 259,658 |
| Securities owned, at fair value | | 10,123 |
| Commissions receivable | | 429,272 |
| Prepaid expenses | | 81,286 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation of $136,739 | | 82,300 |
| Deferred tax assets | | 140,967 |
| Other assets | | 36,275 |
| **TOTAL ASSETS** | **$** | **2,179,930** |
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 620,746 |
| Accrued commissions | | 558,256 |
| Accrued income taxes | | 135,757 |
| **TOTAL LIABILITIES** | | **1,314,759** |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock | | 1,038 |
| Additional paid-in capital | | 582,850 |
| Retained earnings | | 281,283 |
| **TOTAL STOCKHOLDERS' EQUITY** | | **865,171** |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$** | **2,179,930** |

The accompanying notes are an integral part of these financial statements.

## Note (1) Nature of Operations and Summary of Significant Accounting Policies

### A. Nature of Operations

World Equity Group, Inc. (the "Company") is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital advisory services to retail customers and institutional clients primarily in the United States. Customer transactions are cleared through other clearing brokers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### B. Cash Equivalents

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

### C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

### D. Revenue Recognition

Revenue from commission, mutual funds, and trading, and the related commission income and clearing expense are recorded on a trade date basis. Investment banking and investment advisory fees are recognized when earned.

### E. Securities Owned

Securities owned consist of a money market fund. Securities transactions and related revenue and expenses are recorded on a trade-date basis as if they had settled. Securities are stated at fair value with the related changes in unrealized appreciation or depreciation reflected in other income.

### F. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided using the straight-line method over their estimated useful lives. Leasehold Improvements are amortized over the lesser of their useful lives or the terms of the underlying lease. Furniture and Equipment are depreciated over periods of five to seven years.

## Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

### G. Advertising

The Company expenses advertising as incurred. Advertising expense was $98,155 for the year ended December 31, 2017.

### H. Income Taxes

The Company accounts for income taxes under the liability method as prescribed by accounting principles generally accepted in the United States of America. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including net operating losses. Future tax benefits are recognized only to the extent that realization of such benefits, in the opinion of management, is more likely than not. As of December 31, 2017, the Company has a deferred tax asset of $140,967 principally arising from expenses not yet deductible for tax purposes. Income taxes paid for the year ended December 31, 2017 was $11,387.

The income tax provision primarily differs from the expense that would result from applying federal and state statutory rates to income before income taxes because of certain expenses not yet deductible in 2017 at tax rates that are higher than tax rates in 2018, when the deduction is expected.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

### I. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

## Note (2) Fair Value of Financial Instruments

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It describes three approaches to measuring the fair value of assets and liabilities: 1) the market approach, 2) the income approach and 3) the cost approach. Each of these approaches includes multiple valuation techniques. It does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumption about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Assets and liabilities carried at fair value are classified in one of the following three categories based upon the nature of the inputs to the valuation technique used:

- Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company can access at the measurement date.
- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 – Unobservable inputs for the asset or liability.

The following table sets forth, by level within the fair value hierarchy, the Company's assets that were accounted for at fair value on a recurring basis as of December 31, 2017. As required by the fair value measurements and disclosures topic, these assets are classified in their entirety based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

| | | Fair Value Measurements at Reporting Date Using | | |
|---|---|---|---|---|
| **Description** | **Fair Values as of December 31, 2017** | **Quoted Prices in Active Markets for Identical Assets (Level 1)** | **Significant Other Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** |
| **Securities Owned** | | | | |
| Money market funds | $ 10,123 | $ 10,123 | $ 0 | $ 0 |
| **Total Securities Owned** | **$ 10,123** | **$ 10,123** | **$ 0** | **$ 0** |

**Note (3) Receivable From and Deposits with Clearing Broker-Dealers**

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. At December 31, 2017, the Company had amounts due from these broker-dealers and clearing organizations totaling $79,624, and cash on deposit of $180,034.

**Note (4) Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to the net capital requirements equal to the greater of $100,000 or 6 2/3% of the aggregate indebtedness. At December 31, 2017, the Company had net capital of $515,051, which was $415,051 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 2.55 to 1.

**Note (5) Lease**

The Company leases its primary office space through an affiliated entity related through common ownership and leases additional office space from unrelated entities.

Future minimum rental payments to be paid by the Company, in the aggregate are as follows:

For the year ending December 31,

| | | |
|---|---|---|
| 2018 | $ | 211,306 |
| 2019 | | 180,434 |
| 2020 | | 55,440 |
| **Total** | **$** | **447,180** |

Rent expense paid was $224,885 for the year ended December 31, 2017.

**Note (6) Employee Benefit Plan**

The Company maintains a 401(k) plan for qualified employees. The Company matches 25 percent of participant contributions of up to 1 percent, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company's aggregate contribution to the plan for the year ended December 31, 2017 is $26,400, and is included in accounts payable and accrued expenses in the statement of financial condition.

The Company also has a separate profit sharing plan, making discretionary contributions as defined in the plan, subject to certain limitations set forth in the plan agreement. The Company did not make a contribution to the profit sharing plan for the year ended December 31, 2017.

## Note (7) Off Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its trades through two clearing brokers on a fully disclosed basis. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The Company may be required to pay a termination fee if the Company early terminates an agreement. As of December 31, 2017, the termination fees under the clearing agreements are $217,500 and $50,000, respectively.

## Note (8) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

## Note (9) Contingencies

From time to time, the Company is involved in litigation and arbitration arising out of the normal course of business. As of December 31, 2017, the Company has pending various claims, which the Company has denied and intends to vigorously defend itself. At this time, neither management nor legal counsel has been able to determine what, if any, potential exposure would result in the resolution of these cases.

Additionally, the Company is subject to separate and ongoing regulatory exams by both FINRA and the SEC. As of December 31, 2017, the Company is engaged in negotiations with FINRA to settle a matter through an Acceptance, Waiver and Consent ("AWC"). If the AWC is eventually submitted by the Company and accepted by FINRA, then, without admitting or denying the allegations, the Company will accept the findings. As of the date of the audit report, the Company has not yet submitted the AWC to FINRA; however, management estimates the exposure to be approximately $400,000, and is included in accounts payable and accrued expenses in the statement of financial condition as of December 31, 2017.

# World Equity Group, Inc.

## Financial Statement
## and Report of Independent Registered Public Accounting Firm

**December 31, 2017**